

Message More...

Shelly Crocker

Shelly Crocker LLC

Turnaround Consultant, Strategic Advisor, Licensed Attorney, Receiver

Seattle, Washington · 500+ connections · See contact info

About

Advisor, consultant, turnaround manager, and court appointed receiver with broad range of tools for dealing with businesses and nonprofits going through transition or facing financial distress. Industry experience with tech, nonprofit, agriculture, food products, consumer packaged goods, retail, hotel and hospitality, aeros ... see more

Crocker Resume 2019.pdf

Activity

830 followers

Well deserved - congratulations!

Shelly commented

See all

Experience

Consultant

Shelly Crocker LLC

Aug 2013 – Present · 5 yrs 11 mos

Pacific Northwest

I work with businesses in transition and organizations seeking strategic redirection. With a background in turnaround management, I often help entities in financial distress to figure out how to optimize the assets, or shut down and liquidate gracefully, as the situation requires. I am comfortable on either side of a transaction, work with both for profit and nonprofit enterprises, and am expert at delivering bad news when required. My legal and financial background come in handy at times, but mostly I am skilled at finding and executing common sense solutions to difficult problems.

Receiver

PJ Sound Pizza/Papa Washington

Dec 2017 – Present · 1 yr 7 mos

Greater Seattle Area

Stabilize operations in preparation for sale of this 20 store Papa John's franchise with 400 employees. Manage auction process and close sale of assets, doubling stalking horse bid.

Nov 2017 – Mar 2018 · 5 mos
Chehalis, WA

Farm manager for 1100 head dairy on behalf of Chapter 12 Trustee.

Receiver
Northwest Brewing Company LLC
Jul 2017 – Jan 2018 · 7 mos
Pacific, Washington

Operated then liquidated this 10,000 barrel brewery and taproom, including a sale of the intellectual property.

Consultant
Dreaming In Color
Jun 2017 – Sep 2017 · 4 mos
Seattle, Washington

Acted as advisor to general manager of Columbia City Theater, a historic nightclub operating as an arts venue and hosting a nonprofit youth program.

Show 5 more experiences

Education

University of Minnesota
JD, Law
1987 – 1990
Activities and Societies: Journal of Law and Inequality

Magna cum Laud

University of Washington
MA, Philosophy
1986 – 1987

Universtiy of Washington
BA, Philosophy and History
1984 – 1987

Cum Laud

Licenses & Certifications

Attorney
Washington State Bar Association

Volunteer Experience

Board Member
Bellwether Housing
Mar 2017 – Present • 2 yrs 4 mos
Social Services

Board of Directors, Docent
Museum of Northwest Art
Sep 2014 – Feb 2018 • 3 yrs 6 mos

Vice President

Building Changes

Oct 2009 – Mar 2017 • 7 yrs 6 mos

Poverty Alleviation

Volunteer board member; executive committee; co-chair of program committee; ad hoc board recruitment committee; strategic planning committee.

Show 2 more experiences

Skills & Endorsements

Bankruptcy · 50

Endorsed by **Keith Owens and 2 others who are highly skilled at this**

Endorsed by **5 of Shelly's colleagues at Perkins Coie LLP**

Commercial Litigation · 32

Endorsed by **William Ryan and 1 other who is highly skilled at this**

Endorsed by **2 of Shelly's colleagues at Perkins Coie LLP**

Strategic Planning · 17

Endorsed by **2 of Shelly's colleagues at Perkins Coie LLP**

Show more